# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lithium Americas Corp., CIK 0001966983
CUSIP: 53681J103
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 3260 - 666 BURRARD STREET, VANCOUVER, British Columbia, Canada (Federal Level) (Z4), V6C 2X8
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001193125-23-254235
Filed by CIK 0001497345
Persons authorized to receive notices and communications: John S. Kim, 300 Renaissance Center, Detroit, Michigan (MI), 48265, 313-667-2303

## Reporting persons
- GENERAL MOTORS HOLDINGS LLC (CIK 0001497345): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 15,002,243; sole dispositive power 0; shared dispositive power 15,002,243; aggregate amount beneficially owned 15,002,243 (6.87% of the class)
  Comment: (1) General Motors Holdings LLC (GM Holdings) is the record holder of 15,002,243 common shares, without par value (Common Shares), of Lithium Americas Corp. (the Issuer), issued pursuant to the Separation. GM Holdings is a wholly owned subsidiary of General Motors Company (GM). GM may be deemed to share beneficial ownership over the Common Shares directly or beneficially owned by GM Holdings.
  (2) The percentage set forth in Row 13 is based on a total of 218,322,245 Common Shares outstanding as of October 1, 2024, as disclosed in the Investment Agreement (as defined in Item 3 below) filed with the Issuer's Form 6-K on October 17, 2024.
- GENERAL MOTORS COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 15,002,243; sole dispositive power 0; shared dispositive power 15,002,243; aggregate amount beneficially owned 15,002,243 (6.87% of the class)
  Comment: (1) GM Holdings is the record holder of 15,002,243 Common Shares issued pursuant to the Separation. GM Holdings is a wholly owned subsidiary of GM. GM may be deemed to share beneficial ownership over the Common Shares directly or beneficially owned by GM Holdings.
  (2) The percentage set forth in Row 13 is based on a total of 218,322,245 Common Shares outstanding as of October 1, 2024, as disclosed in the Investment Agreement (as defined in Item 3 below) filed with the Issuer's Form 6-K on October 17, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: Lithium Americas Corp.
Address of issuer's principal executive offices: 3260 - 666 BURRARD STREET, VANCOUVER, British Columbia, Canada (Federal Level) (Z4), V6C 2X8
Comment:
This Amendment No. 3 (this "Amendment No. 3") to Schedule 13D relates to the common shares, without par value ("Common Shares"), of Lithium Americas Corp., a corporation organized and existing under the laws of the Province of British Columbia (the "Issuer"), and amends the initial statement on Schedule 13D, filed on October 12, 2023, as amended by Amendment No.1 filed on September 3, 2024, and Amendment No. 2 filed on October 17, 2024 (the "Prior Statement," and, as amended by this Amendment No. 3, the "Schedule 13D"), by General Motors Holdings LLC, a Delaware limited liability company ("GM Holdings"), and General Motors Company, a Delaware corporation ("GM" and, collectively with GM Holdings, the "Reporting Persons").

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Prior Statement. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Prior Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to add the following information:

On December 20, 2024, the transactions contemplated by the Investment Agreement were completed (the "JV Closing"). In connection with the establishment of the joint venture, GM Holdings, LAC US Corp., a corporation organized and existing under the laws of the State of Nevada and an indirect wholly-owned subsidiary of the Issuer ("LAC US"), and Lithium Nevada Ventures LLC, a limited liability company organized and existing under the laws of the State of Delaware and an indirect wholly-owned subsidiary of the Issuer ("LNV"), entered into the agreements described in Item 6, which is incorporated by reference herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information:

Joint Venture Agreement

Consistent with the terms of the Investment Agreement, on December 20, 2024, GM Holdings and LAC US entered into the Amended and Restated Limited Liability Company Agreement of Lithium Nevada Ventures LLC (the "Joint Venture Agreement"), concurrently with the consummation of GM Holdings' subscription and purchase from LNV of a number of units of LNV representing 38% of the issued and outstanding limited liability company interests in LNV (the "Purchased Membership Interest") pursuant to the Investment Agreement. As total consideration for the issuance of the Purchased Membership Interests to GM Holdings, GM Holdings made an initial capital contribution to LNV of $330,000,000 in cash on such date, and has agreed to (i) make an additional capital contribution to LNV of $100,000,000 upon the determination of a final investment decision with respect to the Thacker Pass Project, and (ii) provide letters of credit in an aggregate amount of up to $195,000,000, in each case, subject to the terms and conditions set forth in the Joint Venture Agreement.

The foregoing description of the Joint Venture Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit 10.9 and is incorporated by reference herein.

Management Services Agreement

In connection with the establishment of the joint venture, on December 20, 2024, LAC Management LLC, a Nevada limited liability company (the "Manager"), LNV, Lithium Nevada LLC, a limited liability company organized and existing under the laws of the State of Nevada (as successor in interest to Lithium Nevada Corp., a corporation organized and existing under the laws of the State of Nevada, pursuant to the Restructuring (as such term is defined in the Investment Agreement), "LNC"), and the Issuer entered into a Management Services Agreement. Pursuant to such agreement, the Manager will provide LNC, LNV, and its other wholly-owned subsidiaries with services including executive level services, administrative and other general services. The term of the Management Services Agreement commenced on December 20, 2024 and will terminate, unless terminated earlier pursuant to certain terms in the agreement or extended by mutual agreement of the parties, on the earlier of regulatory approval of final reclamation and closure of the Thacker Pass Project and the date on which the Manager ceases to directly or indirectly own any equity interests in LNV. LNC will pay Manager a fee of $435,134 per month for the services provided by the Manager, with annual adjustments with the specified approval of LNC.

The foregoing description of the Management Services Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit 10.10 and is incorporated by reference herein.

First Amendment to Phase 1 Offtake Agreement and Direct Agreement

On October 28, 2024 (such date, the "DOE Loan Closing Date"), the Issuer, indirectly through its subsidiaries, entered into certain agreements in connection with the issuance of a loan from the U.S. Department of Energy (the "DOE") for financing the construction of the processing facilities at the Thacker Pass Project (such agreements, collectively, the "DOE Loan"). Such loan was subsequently amended in connection with the Restructuring (as such term is defined in the Investment Agreement) as of the JV Closing Date. GM Holdings is not a party to the DOE Loan or amendment thereto.

As of the DOE Loan Closing Date, GM Holdings and the Issuer entered into an Assignment of Offtake Agreement, dated as of October 28, 2024, by and among Issuer, LNC, and GM Holdings, pursuant to which Issuer assigned all of its interest in the Offtake Agreement to LNC. Further, as of the DOE Loan Closing Date, GM Holdings and the Issuer entered into the First Amendment to Phase 1 Offtake Agreement, dated as of October 28, 2024, by and among Issuer, LNC, and GM Holdings (the "First Amendment to Phase 1 Offtake Agreement"), pursuant to which GM Holdings, the Issuer, and LNC agreed to certain amendments to the Offtake Agreement to support Issuer and LNC in connection with obtaining their loan from the DOE.

As of the DOE Loan Closing Date, GM Holdings and the Issuer also entered into a Direct Agreement, dated as of October 28, 2024, by and among GM Holdings, LNC, the Issuer, and Citibank, N.A., a national banking association, as collateral agent, pursuant to which GM Holdings consented to the pledge and assignment of, and the granting of a first-priority lien on and security interest in, all of the Issuer's and LNC's right, title and interest in, to and under the Offtake Agreement, as amended by the First Amendment to Phase 1 Offtake Agreement, in connection with the execution of the DOE Loan.

The foregoing descriptions of the Assignment of Offtake Agreement, First Amendment to Phase 1 Offtake Agreement, and Direct Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibit 10.11, 10.12, and 10.13, respectively, and are incorporated by reference herein.

Second Amendment to Phase 1 Offtake Agreement

As of the JV Closing Date, GM Holdings and the Issuer entered into the Second Amendment to Phase 1 Offtake Agreement, dated as of December 20, 2024, by and among Issuer, LNC, and GM Holdings, to reflect the establishment of the joint venture.

The foregoing description of the Second Amendment to Phase 1 Offtake Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit 10.14 and is incorporated by reference herein.

Phase 2 Offtake Agreement and Direct Agreement

As of the JV Closing Date, GM Holdings and the Issuer agreed to enter into that certain Lithium Offtake Agreement (Phase Two), dated as of December 20, 2024, by and among GM Holdings, the Issuer and LNC (the "Phase 2 Offtake Agreement"), pursuant to which, following LNC's expansion phase of the Thacker Pass Project, which is anticipated to be a second production facility on or around the site of the initial phase of the Thacker Pass Project, GM Holdings or its affiliates are entitled to purchase from LNC, and LNC will produce, sell, and deliver to GM Holdings or its affiliates, further lithium carbonate produced from the Thacker Pass Project.

As of the JV Closing Date, GM Holdings, LNC, the Issuer, and Citibank, N.A., a national banking association, as collateral agent, also entered into a Direct Agreement, dated as of December 20, 2024, pursuant to which GM Holdings consented to the pledge and assignment of, and the granting of a first-priority lien on and security interest in, all of the Issuer's and LNC's right, title and interest in, to and under the Phase 2 Offtake Agreement.

The foregoing description of the Phase 2 Offtake Agreement and Direct Agreement is qualified in its entirety by reference to such agreements, copies of which are filed as Exhibit 10.15 and 10.16, respectively, and are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
10.1 Master Purchase Agreement, dated January 30, 2023, between Remainco and GM Holdings (incorporated by reference to Exhibit 4.1 to the Issuer's Amendment No. 3 to Form 20-F and filed with the SEC on September 27, 2023)

10.2 Tranche 2 Subscription Agreement, dated October 3, 2023, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.13 to the Issuer's Report on Form 6-K for the month of October 2023 and filed with the SEC on October 5, 2023)

10.3 Offtake Agreement, dated February 16, 2023, between Remainco and GM Holdings (incorporated by reference to Exhibit 4.8 to the Issuer's Amendment No. 3 to Form 20-F and filed with the SEC on September 27, 2023)

10.4 Investor Rights Agreement, dated October 3, 2023, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.14 to the Issuer's Report on Form 6-K for the month of October 2023 and filed with the SEC on October 5, 2023)

10.5 Letter Agreement, dated August 29, 2024, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.1 to the Issuer's Report on Form 6-K filed with the SEC on September 3, 2024)

10.6 Investment Agreement, dated October 15, 2024, between the Issuer, GM Holdings, and LNV (incorporated by reference to Exhibit 99.2 to the Issuer's Report on Form 6-K filed with the SEC on October 17, 2024)

10.7 Termination Agreement, dated October 15, 2024, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.3 to the Issuer's Report on Form 6-K filed with the SEC on October 17, 2024)

10.8 Amended and Restated Investor Rights Agreement, dated October 15, 2024, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.4 to the Issuer's Report on Form 6-K filed with the SEC on October 17, 2024)

10.9 Amended and Restated Limited Liability Company Agreement of Lithium Nevada Ventures LLC, dated December 20, 2024, between LAC US and GM Holdings (incorporated by reference to Exhibit 99.1 to the Issuer's Report on Form 6-K filed with the SEC on December 23, 2024)

10.10 Management Services Agreement, dated December 20, 2024, among Manager, LNV, LNC, and the Issuer (incorporated by reference to Exhibit 99.2 to the Issuer's Report on Form 6-K filed with the SEC on December 23, 2024)

10.11 Assignment of Offtake Agreement, dated as of October 28, 2024, by and among Issuer, LNC, and GM Holdings (incorporated by reference to Exhibit 99.3 to the Issuer's Report on Form 6-K filed with the SEC on December 23, 2024)

10.12 First Amendment to Phase 1 Offtake Agreement, dated as of October 28, 2024, by and among Issuer, LNC, and GM Holdings (incorporated by reference to Exhibit 99.4 to the Issuer's Report on Form 6-K filed with the SEC on December 23, 2024)

10.13 Direct Agreement, dated as of October 28, 2024, by and among GM Holdings, LNC, the Issuer, and Citibank, N.A. (incorporated by reference to Exhibit 99.5 to the Issuer's Report on Form 6-K filed with the SEC on December 23, 2024)

10.14 Second Amendment to Phase 1 Offtake Agreement, dated as of December 20, 2024, by and among Issuer, LNC, and GM Holdings (incorporated by reference to Exhibit 99.6 to the Issuer's Report on Form 6-K filed with the SEC on December 23, 2024)

10.15 Lithium Offtake Agreement (Phase Two), dated as of December 20, 2024, by and among GM Holdings, the Issuer and LNC (incorporated by reference to Exhibit 99.7 to the Issuer's Report on Form 6-K filed with the SEC on December 23, 2024)

10.16 Direct Agreement, dated as of December 20, 2024, by and among GM Holdings, LNC, the Issuer, and Citibank, N.A. (incorporated by reference to Exhibit 99.8 to the Issuer's Report on Form 6-K filed with the SEC on December 23, 2024)

99.1 Joint Filing Agreement, dated December 23, 2024, by and between the Reporting Persons

99.2 Directors and Executive Officers of GM and GM Holdings

## Signatures
- GENERAL MOTORS HOLDINGS LLC: /s/ John S. Kim, John S. Kim/Assistant Secretary (12/23/2024)
- GENERAL MOTORS COMPANY: /s/ John S. Kim, John S. Kim/Assistant Corporate Secretary (12/23/2024)